POSCO is furnishing under cover of Form 6-K :

Exhibition 99.1 : An English-language translation of documents with respect to COMPARISON OF FY08 AND FY07

.EX-99.1

COMPARISON OF FY08 AND FY07

1. Summary of Changes in Sales or Income

	2008	2007	Increased Amount	Increase Rate
	(Thousand KRW)	(Thousand KRW)	(Thousand KRW)	(	%)

Sales	30,642,409,499	22,206,684,973	8,435,724,526	37.99
Operating Income	6,540,059,290	4,308,275,197	2,231,784,093	51.80
Earnings Before Taxes	5,829,530,590	4,792,008,580	1,037,522,010	21.65
Net Income	4,446,933,280	3,679,431,381	767,501,899	20.86

2. Financial Status of FY08 compared with FY07

	2008	2007
	(Thousand KRW)	(Thousand KRW)
Total Asset	37,033,453,847	30,492,797,704
Total Liability	9,249,796,618	5,989,565,770
Total Shareholders’ Equity	27,783,657,229	24,503,231,934
Capital Stock	482,403,125	482,403,125
Total Shareholders’ Equity / Capital Stock (%)	5,759.4	5,079.4

3. Sales, Operating Income, Earnings Before Taxes and Net Income have increased due to the increase in sales of strategic and high-value products and low-cost production.

4. Date of Board Resolution: January 15, 2009